FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 OF THE

SECURITIES EXCHANGE ACT OF 1934

FOR THE MONTH OF MARCH 2014

QUEBECOR MEDIA INC.

(Name of Registrant)

612 St-Jacques Street, Montreal, Canada, H3C 4M8

(Address of principal executive offices)

[Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.]

Form 20-F      X            Form 40-F

[Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g 3-2(b) under the Securities Exchange Act of 1934.]

Yes                       No      X

[If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g 3-2(b): 82-            .]

QUEBECOR MEDIA INC.

Filed in this Form 6-K

Documents index

1.	Press release dated March 13, 2014;

2.	Extract of the Consolidated Financial Statements of Quebecor Inc. and its Subsidiaries for the period ended December 31, 2013; and

3.	Supplementary Disclosure of Quebecor Inc. for the Quarter / 12-Month Period ended December 31, 2013.

March 13, 2014

For immediate release

QUEBECOR INC. REPORTS FOURTH QUARTER AND FULL-YEAR 2013 CONSOLIDATED RESULTS

Montréal, Québec – Quebecor Inc. (“Quebecor” or the “Corporation”) today reported its fourth quarter and full year 2013 consolidated financial results. Quebecor consolidates the financial results of its Quebecor Media Inc. (“Quebecor Media”) subsidiary, in which it holds a 75.4% interest.

Highlights

2013 financial year

➢	Revenues up $28.3 million (0.7%) from 2012 to $4.28 billion.

➢	Adjusted operating income[1] up $70.8 million (5.1%) to $1.45 billion.

➢	Net loss attributable to shareholders: $133.9 million ($1.08 per basic share) in 2013, compared with net income attributable to shareholders in the amount of $161.1 million ($1.27 per basic share) in 2012, an unfavourable variance of $295.0 million ($2.35 per basic share), including the total $299.4 million unfavourable non-cash impact of fluctuations in the value of goodwill, intangible assets and derivative financial instruments.

➢

Adjusted income from continuing operations[2]: $214.1 million in 2013 ($1.73 per basic share), compared with $182.3 million ($1.44 per basic share) in 2012, an increase of $31.8 million ($0.29 per basic share).

➢	The Telecommunications segment grew its revenues by $114.0 million (4.4%) and its adjusted operating income by $81.1 million (6.7%) in 2013 despite strong competition.

➢	Videotron Ltd. (“Videotron”) recorded revenue increases in 2013 for all its main services: mobile telephony ($49.1 million or 28.6%), Internet access ($45.9 million or 5.9%), cable telephony ($18.9 million or 4.2%), and cable television ($11.0 million or 1.0%).

➢

Videotron revenue-generating units[3] up 122,700 in 2013, compared with an increase of 221,800 in 2012. Videotron passed the five-million revenue-generating unit mark in 2013. At year’s end, there were 503,300 subscriber connections to the mobile telephone service launched in 2010.

➢	On February 19, 2014, Videotron acquired seven 700 MHz spectrum licences in Canada’s four most populous provinces for a cash consideration of $233.3 million in the Industry Canada spectrum auction.

➢	On December 19, 2013, Quebecor Media announced that it was abandoning door-to-door distribution of community newspapers and flyers in Québec and discontinuing distribution of the Le Sac Plus doorknob bag as of January 2014.

➢	On December 5, 2013, Sun Media Corporation announced the sale of 74 Québec weeklies to Transcontinental Interactive Inc., (“Transcontinental Interactive”), a subsidiary of Transcontinental Inc. (“Transcontinental”), for a cash consideration of $75.0 million.

➢	In November 2013, Quebecor reached a twelve-year agreement with Rogers Communications Inc. and the National Hockey League (“NHL”) whereby TVA Sports will become the NHL’s official French-language broadcaster in Canada as of the 2014-15 season.

[1]	See “Adjusted operating income” under “Definitions.”
[2]	See “Adjusted income from continuing operations” under “Definitions.”
[3]	The sum of cable television, cable and mobile Internet access, and cable telephony service subscriptions and subscriber connections to the mobile telephony service.

➢	In May 2013, Videotron and Rogers Communications Partnership (“Rogers”) reached a 20-year agreement to build out and operate a shared LTE mobile network in the Province of Québec and the Ottawa area.

➢	On May 8, 2013, Robert Dépatie replaced Pierre Karl Péladeau as President and Chief Executive Officer of Quebecor and of Quebecor Media. Manon Brouillette was named President and Chief Operating Officer of Videotron. On the same date, Pierre Karl Péladeau became Chairman of the Board of Quebecor Media and of TVA Group, and Vice Chairman of the Board of Quebecor.

➢	Following his decision to enter politics and run as a candidate, Pierre Karl Péladeau resigned from all his positions with Quebecor and its subsidiaries on March 9, 2014. Subsequently, Sylvie Lalande was appointed Chairperson of the Board of TVA Group on March 10, 2014 and Françoise Bertrand was appointed Chairperson of the Board of Quebecor Media on March 12, 2014. Robert Dépatie became a director of Quebecor, Quebecor Media and TVA Group on March 12, 2014.

Fourth quarter 2013

➢	Revenues up $5.7 million (0.5%) to $1.12 billion.

➢	Adjusted operating income up $25.2 million (6.9%) to $391.3 million. Adjusted operating income up $17.6 million (5.8%) in the Telecommunications segment.

➢	Net income attributable to shareholders: $43.4 million ($0.35 per basic share) in the fourth quarter of 2013 compared with $7.1 million ($0.06 per basic share) in the same period of 2012, a favourable variance of $36.3 million ($0.29 per basic share).

➢	Adjusted income from continuing operations: $68.0 million in the fourth quarter of 2013 ($0.55 per basic share), compared with $52.3 million ($0.42 per basic share) in the same period of 2012, an increase of $15.7 million ($0.13 per basic share).

➢	Videotron revenue-generating units increased 35,100 in the fourth quarter of 2013.

“Quebecor continued its growth in 2013 with a $70.8 million increase in adjusted operating income and a $31.8 million increase in adjusted income from continuing operations,” noted Robert Dépatie, President and Chief Executive Officer of Quebecor. “The Corporation also made a number of major strategic transactions and agreements, including the acquisition of seven 700 MHz spectrum licences across Canada, a 20-year agreement with Rogers to build and operate a shared LTE wireless network, and the acquisition of French-language broadcast rights to NHL games in Canada for the next 12 years. These transactions open immense opportunities for future development and growth for the Corporation.

“The 700 MHz operating licences acquired by Videotron on February 19, 2014 in the Industry Canada spectrum auction for $233.3 million cover the entirety of the provinces of Québec, Ontario (except Northern Ontario), Alberta and British Columbia. They make it possible to reach approximately 80% of Canada’s population, more than 28 million people. Quebecor Media could not let pass this opportunity to invest in the acquisition of such intrinsically valuable licences in the rest of Canada. While no decision has yet been made on how to use the spectrum, various options for maximizing the value of our investment are now available to us.”

“Videotron registered another stand-out performance in 2013,” commented Manon Brouillette, President and Chief Operating Officer of Videotron. “Revenues and revenue-generating units were up for the eleventh consecutive year, despite very competitive market conditions. Videotron’s revenues grew 4.4% to $2.71 billion and its adjusted operating income rose 6.7% to a record $1.28 billion. Average monthly revenue per user (“ARPU”) increased $6.46 (5.8%) to $118.03 in 2013. The results demonstrate Videotron’s ability to adapt effectively to the business environment, to approach product development and marketing with constantly renewed creativity, to stringently control its operating costs and to place the quality of the customer experience above all else at all times.

“During 2013, Videotron launched Club illico, a subscription video on demand service which carries the largest selection of unlimited on-demand French-language titles in Canada. By the end of 2013, the service had nearly 60,000 subscribers and had logged more than 11.0 million orders since its inception. Videotron also reached a 20-year agreement with mobile carrier Rogers to build out and operate a shared LTE wireless network in Québec and the Ottawa area, which will be mutually beneficial to the two companies and their customers.”

“The refocusing of our news media operations continued in 2013,” commented Julie Tremblay, President and Chief Executive Officer of Sun Media Corporation. “The News Media segment’s adjusted operating income fell 7.0% to $97.7 million over the year 2013 but rose by 19.3% in the fourth quarter, reflecting among other things the impact of the many cost-containment and repositioning measures implemented in recent years. The series of restructuring initiatives announced by Sun Media Corporation in 2013 are expected to yield an estimated $67.0 million in total annual savings, of which a significant portion remains to be realized in 2014. These savings will be used to finance expansion of value-added content offerings on print and digital platforms. As part of its repositioning, Sun Media Corporation also announced in December 2013 the sale of 74 Québec community weeklies to

Transcontinental Interactive for a $75.0 million cash consideration and its decision to discontinue its door-to-door distribution network as of January 2014.”

In the Broadcasting segment, adjusted operating income increased by $12.0 million (35.9%) in 2013 to $45.4 million, reflecting among other things the favourable impact of a retroactive adjustment to royalties for distant signal retransmission for the years 2009 to 2013, the decrease in the adjusted operating loss of SUN News General Partnership, as well as the positive impact of restructuring initiatives introduced by TVA Group in 2013 with a view to maintaining its leading position in Québec and safeguarding the quality of its content. With respect to business development, the TVA Sports specialty channel secured a strong position in 2013 by becoming the NHL’s official French-language broadcaster in Canada for the next 12 years under an agreement of historic importance for the Broadcasting sector.

Quebecor Media pursued its diversification strategy by acquiring Event Management Gestev inc., a Québec City sporting and cultural event manager, in 2013, while TVA Group announced the acquisition of Les Publications Charron & Cie inc., publisher of La Semaine magazine, and of Charron Éditeur inc. Quebecor Media also sold the specialized websites Jobboom and Réseau Contact for a selling price of $65.0 million.

“On the financial front, Quebecor continued its efforts to reduce its refinancing risk in 2013 by seizing opportunities that will also significantly lower its interest expense, realizing annual savings of more than $20.0 million,” said Jean-François Pruneau, Senior Vice President and Chief Financial Officer of Quebecor. “As well, Videotron issued Senior Notes in the aggregate principal amount of $400.0 million at an advantageous 5.625% interest rate, the first issue of high-yield 12-year Notes on the Canadian market. It should also be noted that the financial operations carried out since the beginning of 2012, including the purchase in October 2012 of part of the interest in Quebecor Media held by CDP Capital d’Amérique Investissement inc., a subsidiary of the Caisse de dépôt et placement du Québec, contributed to the 17.4% increase in adjusted income from continuing operations in 2013.”

“During 2013, Quebecor posted solid consolidated financial results and continued growth in the Telecommunications segment,” said Robert Dépatie. “As well, by carrying out major strategic transactions and disposing of certain activities that no longer fit its development objectives, Quebecor is positioning itself favourably to pursue its business development goals, grow its profits and maximize shareholder value going forward.”

Table 1

Quebecor financial highlights, 2009 to 2013

(in millions of Canadian dollars, except per share data)

	2013[1]	2012[1]	2011[1]	2010[1]	2009[2]
Revenues	$4,277.2	$4,248.9	$4,094.7	$3,910.6	$3,716.3
Adjusted operating income	1,451.8	1,381.0	1,318.8	1,314.1	1,256.1
(Loss) income from continuing operations attributable to shareholders	(148.4)	162.8	188.3	216.3	269.3
Net (loss) income attributable to shareholders	(133.9)	161.1	196.4	223.4	277.7
Adjusted income from continuing operations	214.1	182.3	178.4	211.6	228.8
Per basic share:[3]
(Loss) income from continuing operations attributable to shareholders	(1.20)	1.29	1.47	1.68	2.09
Net (loss) income attributable to shareholders	(1.08)	1.27	1.53	1.74	2.16
Adjusted income from continuing operations	1.73	1.44	1.39	1.65	1.78

[1]	Financial figures for 2010 to 2013 are presented in accordance with International Financial Report Standards (“IFRS”).
[2]	Financial figures for 2009 are presented in accordance with Canadian Generally Accepted Accounting Principles.
[3]	Per share data has been retroactively adjusted to reflect the two-for-one split of the Corporation’s shares on August 14, 2013.

Discontinued operations

On December 5, 2013, Quebecor Media announced the sale of 74 Québec weeklies to Transcontinental Interactive, a subsidiary of Transcontinental, for a cash consideration of $75.0 million. The transaction is subject to approval by regulatory authorities. Quebecor Media sold its specialized websites Jobboom and Réseau Contact on June 1, 2013 for a total cash consideration of $59.2 million, net of disposed-of cash in the amount of $5.8 million. The operating results and cash flows related to those businesses, as well as the $37.6 million gain on the sale of the two websites, were reclassified as discontinued operations in the consolidated statements of income and cash flows.

2013/2012 financial year comparison

Revenues: $4.28 billion, a $28.3 million (0.7%) increase.

•	Revenues increased in Telecommunications ($114.0 million or 4.4% of segment revenues) and Broadcasting ($1.3 million or 0.3%).

•	Revenues decreased in News Media ($91.3 million or -10.4%), Leisure and Entertainment ($12.7 million or -4.1%) and Interactive Technologies and Communications ($6.3 million or -4.3%).

Adjusted operating income: $1.45 billion, a $70.8 million (5.1%) increase.

•

Adjusted operating income increased in Telecommunications ($81.1 million or 6.7% of segment adjusted operating income), Broadcasting ($12.0 million or 35.9%) and Interactive Technologies and Communications ($4.6 million or 46.9%).

•

Adjusted operating income decreased in Leisure and Entertainment ($8.5 million or -33.9%), News Media ($7.4 million or -7.0%), and at Head Office ($11.0 million). The decrease at Head Office was due primarily to the unfavourable variance in the fair value of stock options.

•

The change in the fair value of Quebecor Media stock options resulted in a $0.4 million unfavourable variance in the consolidated stock-based compensation charge in 2013 compared with 2012. The change in the fair value of Quebecor stock options resulted in an 11.9 million unfavourable variance in the Corporation’s stock-based compensation charge in 2013.

Net loss attributable to shareholders: $133.9 million ($1.08 per basic share) in 2013, compared with net income attributable to shareholders in the amount of $161.1 million ($1.27 per basic share) in 2012, an unfavourable variance of $295.0 million ($2.35 per basic share).

•	The unfavourable variance was due primarily to:

•	$374.9 million unfavourable variance in losses and gains on valuation and translation of financial instruments;

•	$95.3 million unfavourable variance related to the charge for impairment of goodwill and intangible assets;

•	$67.3 million increase in amortization charge;

•	$30.4 million increase in financial expenses;

•	$12.6 million unfavourable variance in losses on debt refinancing.

Partially offset by:

•	$70.8 million increase in adjusted operating income;

•	$23.0 million favourable variance in income from discontinued operations, resulting mainly from the gains on disposal of Jobboom and Réseau Contact.

In the third quarter of 2013, Quebecor Media recorded a total $281.3 million non-cash charge in its News Media and Leisure and Entertainment segments for impairment of goodwill and intangible assets ($186.0 million in 2012), in accordance with IFRS accounting valuation principles. The charge reflects weak market conditions and the impact of the transition to digital in the newspaper, music and book industries.

Adjusted income from continuing operations: $214.1 million in 2013 ($1.73 per basic share) compared with $182.3 million ($1.44 per basic share) in 2012, an increase of $31.8 million ($0.29 per basic share).

2013/2012 fourth quarter comparison

Revenues: $1.12 billion, a $5.7 million (0.5%) increase.

•	Revenues increased in Telecommunications ($24.6 million or 3.7% of segment revenues).

•

Revenues decreased in News Media ($18.2 million or -8.2%), Broadcasting ($5.9 million or -4.6%), Interactive Technologies and Communications ($1.5 million or -4.2%), and Leisure and Entertainment ($0.8 million or -0.8%).

Adjusted operating income: $391.3 million, a $25.2 million (6.9%) increase.

•

Adjusted operating income increased in Telecommunications ($17.6 million or 5.8% of segment adjusted operating income), News Media ($7.2 million or 19.3%), Broadcasting ($1.6 million or 10.6%), and Interactive Technologies and Communications ($1.4 million or 41.2%).

•	Adjusted operating income decreased in Leisure and Entertainment ($1.1 million or -12.8%).

•

The change in the fair value of Quebecor Media stock options resulted in a $0.8 million unfavourable variance in the stock-based compensation charge in the fourth quarter of 2013 compared with the same period of 2012. The change in the fair value of Quebecor stock options resulted in a $0.3 million unfavourable variance in the Corporation’s stock-based compensation charge in the fourth quarter of 2013.

Net income attributable to shareholders: $43.4 million ($0.35 per basic share) in the fourth quarter of 2013 compared with $7.1 million ($0.06 per basic share) in the same period of 2012, a favourable variance of $36.3 million ($0.29 per basic share).

•	The favourable variance was due primarily to:

•	$66.5 million favourable variance in losses and gains on valuation and translation of financial instruments;

•	$25.2 million increase in adjusted operating income;

•	$8.7 million favourable variance in losses on debt refinancing;

•	$8.0 million decrease in financial expenses.

Partially offset by:

•	$15.3 million unfavourable variance in charge for restructuring of operations, impairment of assets and other special items;

•	$3.2 million increase in amortization charge.

Adjusted income from continuing operations: $68.0 million in the fourth quarter of 2013 ($0.55 per basic share), compared with $52.3 million ($0.42 per basic share) in the same period of 2012, an increase of $15.7 million ($0.13 per basic share).

Financing activities

The following financial operations were carried out in 2013.

•

On June 17, 2013, Videotron announced the closing of the offering and sale of 5.625% Senior Notes, maturing on June 15, 2025, in the aggregate principal amount of $400.0 million, for net proceeds of $394.8 million. Strong demand enabled Videotron to increase the size of the placement on favourable terms.

•

On July 2, 2013, Videotron used the proceeds from its placement of 5.625% Senior Notes maturing on June 15, 2025 to finance the early redemption and withdrawal of US$380.0 million aggregate principal amount of its outstanding 9.125% Senior Notes, issued on April 15, 2008 and maturing in April 2018, and to settle the related hedges.

•

On August 14, 2013, the Corporation carried out a two-for-one split of its outstanding Class A Multiple Voting Shares (“Class A Shares”) and Class B Subordinate Voting Shares (“Class B Shares”). Accordingly, shareholders received one additional share for each share owned on the record date. Trading on the shares on a split basis commenced at the opening of business on August 16, 2013.

•

On August 29, 2013, Quebecor Media issued a US$350 million senior secured term loan “B” at a price of 99.50% for net proceeds of $358.4 million. This term loan bears interest at the U.S. London Interbank Offered Rate (“LIBOR”), subject to a LIBOR floor of 0.75%, plus a premium of 2.50%. It provides for quarterly amortization payments totalling 1.00% per annum of the original principal amount, with the balance payable on August 17, 2020.

•

On August 30, 2013, Quebecor Media redeemed US$265.0 million in aggregate principal amount of its outstanding 7.75% Senior Notes issued on January 17, 2006 and due in March 2016, and settled the related hedging contracts.

•	In October 2013, the Corporation amended its $150.0 million revolving credit facility to extend the maturity date to November 2016 and amend certain terms and conditions.

Dividends

On March 12, 2014, the Board of Directors of Quebecor declared a quarterly dividend of $0.025 per share on its Class A Shares and Class B Shares, payable on April 22, 2014 to shareholders of record at the close of business on March 28, 2014. This dividend is designated to be an eligible dividend, as provided under subsection 89(14) of the Canadian Income Tax Act and its provincial counterpart.

Normal course issuer bid

On August 8, 2013, the Corporation filed a normal course issuer bid for a maximum of 1,956,068 Class A shares, representing approximately 5% of issued and outstanding Class A shares, and for a maximum of 8,429,248 Class B shares, representing approximately 10% of the public float of Class B shares as of July 31, 2013. The purchases can be made from August 13, 2013 to August 12, 2014 at prevailing market prices on the open market through the facilities of the Toronto Stock Exchange. All shares purchased under the bid will be cancelled.

In 2013, the Corporation purchased and cancelled 1,603,700 Class B shares for a total cash consideration of $36.4 million (2,117,600 Class B shares for a total cash consideration of $38.3 million in 2012). The excess of $30.2 million of the purchase price over the carrying value of Class B shares repurchased was recorded in reduction of retained earnings in 2013 ($30.3 million in 2012).

Detailed financial information

For a detailed analysis of Quebecor’s fourth quarter and full year 2013 results, please refer to the Management Discussion and Analysis and consolidated financial statements of Quebecor, available on the Corporation’s website at <www.quebecor.com/en/quarterly_doc_quebecor_inc> or from the SEDAR filing service at <www.sedar.com>.

Conference call for investors and Webcast

Quebecor will hold a conference call to discuss its fourth quarter 2013 results on March 13, 2014, at 11:00 a.m. EDT. There will be a question period reserved for financial analysts. To access the conference call, please dial 1 877 293-8052, access code for participants 16546#. A tape recording of the call will be available from March 13 to June 13, 2014 by dialling 1 877 293-8133, conference number 1151195, access code for participants 16546#. The conference call will also be webcast live on Quebecor’s web site at <www.quebecor.com/en/content/conference-call>. It is advisable to ensure the appropriate software is installed before accessing the call. Instructions and links to free player downloads are available at the Internet address shown above.

Cautionary statement regarding forward-looking statements

The statements in this press release that are not historical facts are forward-looking statements and are subject to significant known and unknown risks, uncertainties and assumptions that could cause the Corporation’s actual results for future periods to differ materially from those set forth in the forward-looking statements. Forward-looking statements may be identified by the use of the conditional or by forward-looking terminology such as the terms “plans,” “expects,” “may,” “anticipates,” “intends,” “estimates,” “projects,” “seeks,” “believes,” or similar terms, variations of such terms or the negative of such terms. Certain factors that may cause actual results to differ from current expectations include seasonality (including seasonal fluctuations in customer orders), operating risk (including fluctuations in demand for Quebecor’s products and pricing actions by competitors), insurance risk, risks associated with capital investment (including risks related to technological development and equipment availability and breakdown), environmental risks, risks associated with labour agreements, risks associated with commodities and energy prices (including fluctuations in the cost and availability of raw materials), credit risk, financial risks, debt risks, risks related to interest rate fluctuations, foreign exchange risks, risks associated with government acts and regulations, risks related to changes in tax legislation, and changes in the general political and economic environment. Investors and others are cautioned that the foregoing list of factors that may affect future results is not exhaustive and that undue reliance should not be placed on any forward-looking statements. For more information on the risks, uncertainties and assumptions that could cause Quebecor’s actual results to differ from current expectations, please refer to Quebecor’s public filings available at <www.sedar.com> and <www.quebecor.com>, including in particular the “Risks and Uncertainties” section of Quebecor’s Management Discussion and Analysis for the year ended December 31, 2013.

The forward-looking statements in this press release reflect Quebecor’s expectations as of March 13, 2014 and are subject to change after that date. Quebecor expressly disclaims any obligation or intention to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise, except as required by applicable securities laws.

The Corporation

Quebecor, a Canadian telecommunications, entertainment and news media leader, is one of the best-performing integrated communications companies in the industry. Driven by their determination to deliver the best possible customer experience, all of Quebecor’s subsidiaries and brands are differentiated by their high-quality, multiplatform, convergent products and services.

Quebecor (TSX: QBR.A, QBR.B) is firmly based in Québec. It holds a 75.36% interest in Quebecor Media, which employs nearly 16,000 people in Canada.

A family business founded in 1950, Quebecor is strongly committed to the community. Every year, it actively supports people working with more than 400 organizations in the vital fields of culture, health, education, the environment, and entrepreneurship.

Visit our Web site: www.quebecor.com

Follow us on Twitter: twitter.com/QuebecorMedia

Information:

Jean-François Pruneau	Martin Tremblay
Senior Vice President and Chief Financial Officer	Vice President, Public Affairs
Quebecor Inc. and Quebecor Media Inc.	Quebecor Media Inc.
jean-francois.pruneau@quebecor.com	martin.tremblay@quebecor.com
514 380-4144	514 380-1985

DEFINITIONS

Adjusted Operating Income

In its analysis of operating results, the Corporation defines adjusted operating income, as reconciled to net (loss) income under IFRS, as net (loss) income before amortization, financial expenses, (loss) gain on valuation and translation of financial instruments, charge for restructuring of operations, impairment of assets and other special items, charge for impairment of goodwill and intangible assets, loss on debt refinancing, income taxes, and income (loss) from discontinued operations. Adjusted operating income as defined above is not a measure of results that is consistent with IFRS. It is not intended to be regarded as an alternative to other financial operating performance measures or to the statement of cash flows as a measure of liquidity. It should not be considered in isolation or as a substitute for measures of performance prepared in accordance with IFRS. The Corporation uses adjusted operating income in order to assess the performance of its investment in Quebecor Media. The Corporation’s management and Board of Directors use this measure in evaluating its consolidated results as well as the results of the Corporation’s operating segments. This measure eliminates the significant level of impairment and amortization of tangible and intangible assets and is unaffected by the capital structure or investment activities of the Corporation and its segments.

Adjusted operating income is also relevant because it is a significant component of the Corporation’s annual incentive compensation programs. A limitation of this measure, however, is that it does not reflect the periodic costs of tangible and intangible assets used in generating revenues in the Corporation’s segments. The Corporation also uses other measures that do reflect such costs, such as cash flows from segment operations and free cash flows from continuing operating activities of the Quebecor Media subsidiary. In addition, measures like adjusted operating income are commonly used by the investment community to analyze and compare the performance of companies in the industries in which the Corporation is engaged. The Corporation’s definition of adjusted operating income may not be the same as similarly titled measures reported by other companies.

Table 2 below provides a reconciliation of adjusted operating income to net (loss) income as disclosed in Quebecor’s consolidated financial statements. The consolidated financial information for the three-month periods ended December 31, 2013 and 2012 presented in Table 2 below is drawn from the unaudited consolidated statements of income.

Table 2

Reconciliation of the adjusted operating income measure used in this press release to the net (loss) income measure used in the consolidated financial statements

(in millions of Canadian dollars)

	Year ended December 31			Three months ended December 31
	2013	2012	2011	2013	2012
Adjusted operating (loss) income:
Telecommunications	$1,284.8	$1,203.7	$1,073.6	$322.4	$304.8
News Media	97.7	105.1	142.5	44.6	37.4
Broadcasting	45.4	33.4	47.3	16.7	15.1
Leisure and Entertainment	16.6	25.1	38.3	7.5	8.6
Interactive Technologies and Communications	14.4	9.8	7.9	4.8	3.4
Head Office	(7.1)	3.9	9.2	(4.7)	(3.2)

	1,451.8	1,381.0	1,318.8	391.3	366.1
Amortization	(664.8)	(597.5)	(510.4)	(169.9)	(166.7)
Financial expenses	(376.7)	(346.3)	(331.7)	(90.9)	(98.9)
(Loss) gain on valuation and translation of financial instruments	(238.8)	136.1	52.0	(29.2)	(95.7)
Restructuring of operations, impairment of assets and other special items	(29.9)	(28.5)	(29.3)	(16.0)	(0.7)
Impairment of goodwill and intangible assets	(281.3)	(186.0)	—	—	—
Loss on debt refinancing	(18.9)	(6.3)	(4.0)	—	(8.7)
Income taxes	(26.7)	(93.5)	(136.4)	(25.2)	8.4
Income (loss) from discontinued operations	19.3	(3.7)	14.8	2.4	2.4

Net (loss) income	$(166.0)	$255.3	$373.8	$62.5	$6.2

Adjusted income from continuing operations

The Corporation defines adjusted income from continuing operations, as reconciled to net (loss) income attributable to shareholders under IFRS, as net (loss) income attributable to shareholders before (loss) gain on valuation and translation of financial instruments, charge for restructuring of operations, impairment of assets and other special items, charge for impairment of goodwill and intangible assets, loss on debt refinancing, net of income tax related to adjustments, net (loss) income attributable to non-controlling interests related to adjustments, and (loss) income from discontinued operations attributable to shareholders. Adjusted income from continuing operations, as defined above, is not a measure of results that is consistent with IFRS. It should not be considered in isolation or as a substitute for measures of performance prepared in accordance with IFRS. The Corporation uses adjusted income from continuing operations to analyze trends in the performance of its businesses. The above-listed items are excluded from the calculation of this measure because they impair the comparability of the financial results. Adjusted income from continuing operations is more representative for the purpose of forecasting income. In addition, this measure is commonly used by the investment community to analyze and compare corporate performance. The Corporation’s definition of adjusted income from continuing operations may not be identical to similarly titled measures reported by other companies.

Table 3 provides a reconciliation of adjusted income from continuing operations to net (loss) income attributable to shareholders used in Quebecor’s consolidated financial statements.

Table 3

Reconciliation of the adjusted income from continuing operations measure used in this report to the net (loss) income attributable to shareholders measure used in the consolidated financial statements

(in millions of Canadian dollars)

	Year ended December 31			Three months ended December 31
	2013	2012	2011	2013	2012
Adjusted income from continuing operations	$214.1	$182.3	$178.4	$68.0	$52.3
(Loss) gain on valuation and translation of financial instruments	(238.8)	136.1	52.0	(29.2)	(95.7)
Restructuring of operations. impairment of assets and other special items	(29.9)	(28.5)	(29.3)	(16.0)	(0.7)
Impairment of goodwill and intangible assets	(281.3)	(186.0)	—	—	—
Loss on debt refinancing	(18.9)	(6.3)	(4.0)	—	(8.7)
Income taxes related to adjustments[1]	84.9	24.1	(4.0)	9.5	31.2
Net income (loss) attributable to non-controlling interest related to adjustments	121.5	41.1	(4.8)	9.6	27.1
Discontinued operations	14.5	(1.7)	8.1	1.5	1.6

Net (loss) income attributable to shareholders	$(133.9)	$161.1	$196.4	$43.4	$7.1

[1]	Includes impact of fluctuations in income tax applicable to adjusted items, either for statutory reasons or in connection with tax transactions.

Average Monthly Revenue per User

ARPU is an industry metric that the Corporation uses to measure its monthly cable television, Internet access, cable and mobile telephony revenues per average basic cable customer. ARPU is not a measurement that is consistent with IFRS and the Corporation’s definition and calculation of ARPU may not be the same as identically titled measurements reported by other companies. The Corporation calculates ARPU by dividing its combined cable television, Internet access, and cable and mobile telephony revenues by the average number of basic customers during the applicable period, and then dividing the resulting amount by the number of months in the applicable period.

QUEBECOR INC. AND ITS SUBSIDIARIES

CONSOLIDATED STATEMENTS OF INCOME

(in millions of Canadian dollars, except for earnings per share data) (unaudited)	Three months ended December 31		Twelve months ended December 31
	2013	2012	2013	2012
	(restated)		(restated)
Revenues	$1,123.4	$1,117.7	$4,277.2	$4,248.9
Employee costs	242.5	259.1	1,004.8	1,025.9
Purchase of goods and services	489.6	492.5	1,820.6	1,842.0
Amortization	169.9	166.7	664.8	597.5
Financial expenses	90.9	98.9	376.7	346.3
Loss (gain) on valuation and translation of financial instruments	29.2	95.7	238.8	(136.1)
Restructuring of operations, impairment of assets and other special items	16.0	0.7	29.9	28.5
Impairment of goodwill and intangible assets	—	—	281.3	186.0
Loss on debt refinancing	—	8.7	18.9	6.3

Income (loss) before income taxes	85.3	(4.6)	(158.6)	352.5
Income taxes (recovery):
Current	10.1	20.8	95.4	57.0
Deferred	15.1	(29.2)	(68.7)	36.5

	25.2	(8.4)	26.7	93.5

Income (loss) from continuing operations	60.1	3.8	(185.3)	259.0
Income (loss) from discontinued operations	2.4	2.4	19.3	(3.7)

Net income (loss)	$62.5	$6.2	$(166.0)	$255.3

Income (loss) from continuing operations attributable to
Shareholders	$41.9	$5.5	$(148.4)	$162.8
Non-controlling interests	18.2	(1.7)	(36.9)	96.2

Net income (loss) attributable to
Shareholders	$43.4	$7.1	$(133.9)	$161.1
Non-controlling interests	19.1	(0.9)	(32.1)	94.2

Earnings per share attributable to shareholders
Basic
From continuing operations	$0.34	$0.04	$(1.20)	$1.29
From discontinued operations	0.01	0.02	0.12	(0.02)
Net income (loss)	0.35	0.06	(1.08)	1.27
Diluted
From continuing operations	0.28	0.03	(1.20)	1.24
From discontinued operations	0.01	0.02	0.12	(0.02)
Net income (loss)	0.29	0.05	(1.08)	1.22

Weighted average number of shares outstanding (in millions)	123.5	125.4	124.0	126.4
Weighted average number of diluted shares (in millions)	144.7	148.6	124.0	132.2

QUEBECOR INC. AND ITS SUBSIDIARIES

CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME

(in millions of Canadian dollars) (unaudited)	Three months ended December 31		Twelve months ended December 31
	2013	2012	2013	2012
	(restated)		(restated)
Net income (loss)	$62.5	$6.2	$(166.0)	$255.3

Other comprehensive income (loss):
Items that may be reclassified to income:
Gain (loss) on translation of net investments in foreign operations	2.1	2.3	4.4	(1.4)
Cash flow hedges:
(Loss) gain on valuation of derivative financial instruments	(5.8)	1.9	(45.1)	33.1
Deferred income taxes	(2.5)	1.5	(1.2)	2.9
Items that will not be reclassified to income:
Defined benefit plans:
Re-measurement gain (loss)	22.4	(18.5)	141.4	(18.5)
Deferred income taxes	(5.5)	4.9	(37.5)	4.9
Reclassification to income:
Gain related to cash flow hedges	—	(12.0)	(14.5)	(15.3)
Deferred income taxes	—	1.7	1.1	0.5

	10.7	(18.2)	48.6	6.2

Comprehensive income (loss)	$73.2	$(12.0)	$(117.4)	$261.5

Comprehensive income (loss) attributable to
Shareholders	$48.5	$(5.2)	$(106.7)	$162.2
Non-controlling interests	24.7	(6.8)	(10.7)	99.3

QUEBECOR INC. AND ITS SUBSIDIARIES

SEGMENTED INFORMATION

(in millions of Canadian dollars) (unaudited)
Three months ended December 31, 2013
	Telecommu- nications	News Media	Broad- casting	Leisure and Enter- tainment	Interactive Techno- logies and Communi- cations	Head office and Inter- segments	Total
Revenues	$693.2	$204.5	$123.7	$93.7	$34.3	$(26.0)	$1,123.4

Employee costs	94.5	57.1	32.7	15.1	20.8	22.3	242.5
Purchase of goods and services	276.3	102.8	74.3	71.1	8.7	(43.6)	489.6

Adjusted operating income[1]	322.4	44.6	16.7	7.5	4.8	(4.7)	391.3

Amortization							169.9
Financial expenses							90.9
Loss on valuation and translation of financial instruments							29.2
Restructuring of operations, impairment of assets and other special items							16.0

Income before income taxes							$85.3

Additions to property, plant and equipment	$134.4	$1.5	$4.6	$1.0	$0.4	$1.2	$143.1
Additions to intangible assets	14.9	1.5	1.3	0.6	0.1	(0.2)	18.2

	Three months ended December 31, 2012 (restated)
	Telecommu- nications	News Media	Broad- casting	Leisure and Enter- tainment	Interactive Techno- logies and Communi- cations	Head office and Inter- segments	Total
Revenues	$668.6	$222.7	$129.6	$94.5	$35.8	$(33.5)	$1,117.7

Employee costs	95.5	70.8	38.5	15.1	20.5	18.7	259.1
Purchase of goods and services	268.3	114.5	76.0	70.8	11.9	(49.0)	492.5

Adjusted operating income[1]	304.8	37.4	15.1	8.6	3.4	(3.2)	366.1

Amortization							166.7
Financial expenses							98.9
Loss on valuation and translation of financial instruments							95.7
Restructuring of operations, impairment of assets and other special items							0.7
Loss on debt refinancing							8.7

Loss before income taxes							$(4.6)

Additions to property, plant and equipment	$150.1	$0.7	$4.3	$2.7	$1.2	$(0.2)	$158.8
Additions to intangible assets	32.0	2.4	1.4	0.8	—	(0.8)	35.8

[1]

The Chief Executive Officer uses adjusted operating income as the measure of profit to assess the performance of each segment. Adjusted operating income is referred as a non-IFRS measure and is defined as net income (loss) before amortization, financial expenses, loss (gain) on valuation and translation of financial instruments, restructuring of operations, impairment of assets and other special items, impairment of goodwill and intangible assets, loss on debt refinancing, income taxes and income (loss) from discontinued operations.

QUEBECOR INC. AND ITS SUBSIDIARIES

SEGMENTED INFORMATION (continued)

(in millions of Canadian dollars) (unaudited)
Twelve months ended December 31, 2013
	Telecommu- nications	News Media	Broad- casting	Leisure and Enter- tainment	Interactive Techno- logies and Communi- cations	Head office and Inter- segments	Total
Revenues	$2,711.8	$784.2	$458.9	$298.9	$139.2	$(115.8)	$4,277.2

Employee costs	370.5	266.0	141.6	58.9	91.2	76.6	1,004.8
Purchase of goods and services	1,056.5	420.5	271.9	223.4	33.6	(185.3)	1,820.6

Adjusted operating income[1]	1,284.8	97.7	45.4	16.6	14.4	(7.1)	1,451.8

Amortization							664.8
Financial expenses							376.7
Loss on valuation and translation of financial instruments							238.8
Restructuring of operations, impairment of assets and other special items							29.9
Impairment of goodwill and intangible assets							281.3
Loss on debt refinancing							18.9

Loss before income taxes							$(158.6)

Additions to property, plant and equipment	$546.8	$10.0	$21.7	$3.0	$1.7	$2.7	$585.9
Additions to intangible assets	51.6	7.4	3.1	4.4	0.2	(0.6)	66.1

	Twelve months ended December 31, 2012 (restated)
	Telecommu- nications	News Media	Broad- casting	Leisure and Enter- tainment	Interactive Techno- logies and Communi- cations	Head office and Inter- segments	Total
Revenues	$2,597.8	$875.5	$457.6	$311.6	$145.5	$(139.1)	$4,248.9

Employee costs	359.3	312.7	153.8	58.2	89.3	52.6	1,025.9
Purchase of goods and services	1,034.8	457.7	270.4	228.3	46.4	(195.6)	1,842.0

Adjusted operating income[1]	1,203.7	105.1	33.4	25.1	9.8	3.9	1,381.0

Amortization							597.5
Financial expenses							346.3
Gain on valuation and translation of financial instruments							(136.1)
Restructuring of operations, impairment of assets and other special items							28.5
Impairment of goodwill and intangible assets							186.0
Loss on debt refinancing							6.3

Income before income taxes							$352.5

Additions to property, plant and equipment	$669.5	$5.7	$22.2	$6.4	$4.2	$1.9	$709.9
Additions to intangible assets	75.9	11.6	3.6	5.0	—	(2.2)	93.9

[1]

The Chief Executive Officer uses adjusted operating income as the measure of profit to assess the performance of each segment. Adjusted operating income is referred as a non-IFRS measure and is defined as net income (loss) before amortization, financial expenses, loss (gain) on valuation and translation of financial instruments, restructuring of operations, impairment of assets and other special items, impairment of goodwill and intangible assets, loss on debt refinancing, income taxes and income (loss) from discontinued operations.

QUEBECOR INC. AND ITS SUBSIDIARIES

CONSOLIDATED STATEMENTS OF EQUITY

	Equity attributable to shareholders
(in millions of Canadian dollars) (unaudited)	Capital stock	Contributed surplus	Equity component of convertible debentures	Retained earnings	Accumulated other com- prehensive income (loss)	Equity attributable to non- controlling interests	Total equity
Balance as of December 31, 2011, as previously reported	$339.5	$0.9	—	$1,077.2	$8.6	$1,444.4	$2,870.6
Changes in accounting policies	—	—	—	48.4	(49.6)	(1.5)	(2.7)

Balance as of December 31, 2011, as restated	339.5	0.9	—	1,125.6	(41.0)	1,442.9	2,867.9
Net income	—	—	—	161.1	—	94.2	255.3
Other comprehensive income	—	—	—	—	1.1	5.1	6.2
Issuance of shares of a subsidiary	3.6	1.5	—	—	—	—	5.1
Repurchase of Class B Shares	(8.0)	—	—	(30.3)	—	—	(38.3)
Acquisition of non-controlling interests	—	(0.1)	—	(619.2)	(10.4)	(870.3)	(1,500.0)
Issuance of convertible debentures	—	—	398.3	—	—	—	398.3
Dividends	—	—	—	(12.6)	—	(40.6)	(53.2)

Balance as of December 31, 2012	335.1	2.3	398.3	624.6	(50.3)	631.3	1,941.3
Net loss	—	—	—	(133.9)	—	(32.1)	(166.0)
Other comprehensive income	—	—	—	—	27.2	21.4	48.6
Repurchase of Class B Shares	(6.2)	—	—	(30.2)	—	—	(36.4)
Dividends	—	—	—	(12.4)	—	(25.0)	(37.4)
Business acquisition	—	—	—	—	—	0.3	0.3

Balance as of December 31, 2013	$328.9	$2.3	$398.3	$448.1	$(23.1)	$595.9	$1,750.4

QUEBECOR INC. AND ITS SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CASH FLOWS

(in millions of Canadian dollars)	Three months ended December 31		Twelve months ended December 31
(unaudited)	2013	2012	2013	2012
	(restated)		(restated)
Cash flows related to operating activities
Income (loss) from continuing operations	$60.1	$3.8	$(185.3)	$259.0
Adjustments for:
Amortization of property, plant and equipment	136.3	128.3	523.4	458.9
Amortization of intangible assets	33.6	38.4	141.4	138.6
Loss (gain) on valuation and translation of financial instruments	29.2	95.7	238.8	(136.1)
Gain on disposal of assets	—	—	—	(12.9)
Impairment of assets	0.9	—	3.2	7.5
Impairment of goodwill and intangible assets	—	—	281.3	186.0
Loss on debt refinancing	—	8.7	18.9	6.3
Amortization of financing costs and long-term debt discount	2.9	3.6	12.0	14.5
Deferred income taxes	15.1	(29.2)	(68.7)	36.5
Other	(0.5)	4.5	(0.4)	3.9

	277.6	253.8	964.6	962.2
Net change in non-cash balances related to operating activities	35.7	20.7	(50.4)	141.2

Cash flows provided by continuing operating activities	313.3	274.5	914.2	1,103.4

Cash flows related to investing activities
Non-controlling interests acquisition	—	(1,000.0)	—	(1,000.0)
Business acquisitions	(6.5)	(1.2)	(15.0)	(2.0)
Business disposals	7.1	—	59.2	0.8
Additions to property, plant and equipment	(143.1)	(158.8)	(585.9)	(709.9)
Additions to intangible assets	(18.2)	(35.8)	(66.1)	(93.9)
Proceeds from disposals of assets	5.1	2.3	19.5	29.4
Other	1.1	(0.9)	1.7	(1.5)

Cash flows used in continuing investing activities	(154.5)	(1,194.4)	(586.6)	(1,777.1)

Cash flows related to financing activities
Net change in bank indebtedness	(0.7)	(0.2)	(0.8)	(2.9)
Net change under revolving facilities	(6.9)	(11.2)	—	(23.6)
Issuance of long-term debt, net of financing fees	(0.6)	1,314.2	752.6	2,136.7
Repayments of long-term debt	(6.4)	(487.5)	(723.6)	(1,236.8)
Repayment of liability component of convertible debentures	(6.8)	—	(13.5)	—
Settlement of hedging contracts	(2.0)	(3.1)	(29.7)	(43.6)
Issuance of Class B Shares	—	—	—	3.6
Repurchase of Class B Shares	(4.9)	(12.5)	(36.4)	(38.3)
Dividends	(3.1)	(3.1)	(12.4)	(12.6)
Dividends paid to non-controlling shareholders	(6.4)	(6.5)	(25.0)	(40.6)
Other	—	(0.3)	—	(0.3)

Cash flows (used in) provided by continuing financing activities	(37.8)	789.8	(88.8)	741.6

Net change in cash and cash equivalents from continuing operations	121.0	(130.1)	238.8	67.9
Cash flows provided by discontinued operations	1.3	3.7	7.9	17.3
Effect of exchange rate changes on cash and cash equivalents denominated in foreign currencies	0.7	0.5	1.2	—
Cash and cash equivalents at beginning of period	353.6	354.6	228.7	143.5

Cash and cash equivalents at end of period	$476.6	$228.7	$476.6	$228.7

Cash and cash equivalents consist of
Cash	$207.3	$76.0	$207.3	$76.0
Cash equivalents	269.3	152.7	269.3	152.7

	$476.6	$228.7	$476.6	$228.7

Interest and taxes reflected as operating activities
Cash interest payments	$136.9	$137.3	$348.4	$305.6
Cash income tax payments (net of refunds)	2.7	0.6	49.6	6.6

QUEBECOR INC. AND ITS SUBSIDIARIES

CONSOLIDATED BALANCE SHEETS

(in millions of Canadian dollars) (unaudited)	December 31	December 31
	2013	2012
		(restated)
Assets
Current assets
Cash and cash equivalents	$476.6	$228.7
Accounts receivable	566.3	578.7
Income taxes	18.0	10.6
Inventories	239.4	255.5
Prepaid expenses	48.2	38.0
Assets held for sale	76.9	—

	1,425.4	1,111.5
Non-current assets
Property, plant and equipment	3,448.4	3,405.8
Intangible assets	808.8	956.7
Goodwill	3,061.5	3,371.6
Derivative financial instruments	142.1	35.7
Deferred income taxes	28.1	23.9
Other assets	102.1	102.6

	7,591.0	7,896.3

Total assets	$9,016.4	$9,007.8

Liabilities and equity
Current liabilities
Bank indebtedness	$0.5	$1.3
Accounts payable and accrued charges	717.7	804.5
Provisions	39.4	45.9
Deferred revenue	288.8	289.0
Income taxes	89.2	33.9
Derivative financial instruments	116.2	28.5
Current portion of long-term debt	101.2	22.2
Liabilities held for sale	9.0	—

	1,362.0	1,225.3
Non-current liabilities
Long-term debt	4,975.3	4,507.8
Derivative financial instruments	77.3	270.1
Other liabilities	278.7	469.2
Deferred income taxes	572.7	594.1

	5,904.0	5,841.2
Equity
Capital stock	328.9	335.1
Contributed surplus	2.3	2.3
Equity component of convertible debentures	398.3	398.3
Retained earnings	448.1	624.6
Accumulated other comprehensive loss	(23.1)	(50.3)

Equity attributable to shareholders	1,154.5	1,310.0
Non-controlling interests	595.9	631.3

	1,750.4	1,941.3

Total liabilities and equity	$9,016.4	$9,007.8

Supplementary Disclosure

Quarter / 12-Month Period

Ended December 31, 2013

For additional information, please contact

Jean-François Pruneau, Senior Vice President and Chief Financial Officer,

at 514 380-4144, Investor.relations@Quebecor.com

QUEBECOR INC.

Supplementary Disclosure

December 31, 2013

Net Income (Loss) Attributable to Shareholders

	4th Quarter		Full Year
	2013	2012	2013	2012
Net income (loss) per share (basic)	$0.35	$0.06	$(1.08)	$1.27

Net income per share, before gains and losses on valuation and translation of financial instruments, unusual items and discontinued operations	$0.55	$0.42	$1.73	$1.44

Reconciliation of earnings per share
	4th Quarter		Full Year
	2013	2012	2013	2012
Net income per share, before gains and losses on valuation and translation of financial instruments, unusual items and discontinued operations	$0.55	$0.42	$1.73	$1.44
Other adjusments[1]:
Unusual items	(0.07)	(0.03)	(1.84)	(0.55)
(Loss) gain on valuation and translation of financial instruments	(0.14)	(0.34)	(1.09)	0.40
Discontinued operations	0.01	0.01	0.12	(0.02)

Total	(0.20)	(0.36)	(2.81)	(0.17)

Reported net income (loss) per share (basic)	$0.35	$0.06	$(1.08)	$1.27

[1]	After taxes and non-controlling interest.

QUEBECOR INC.

Supplementary Disclosure

December 31, 2013

Debt

(all amounts in millions of Canadian dollars)
Quebecor Inc.
Revolving credit facility due in 2016 (availability: $150)		$66.8
Mortgage loan due in 2017		33.7

		$100.5

Quebecor Media Inc.
Revolving credit facility due in 2017 (availability: $300)		—
Export financing due in 2015		$21.2
Term Loan B due in 2020		371.9
7 3/4% Senior Notes due in 2016		398.2
7 3/8% Senior Notes due in 2021		325.0
5 3/4% Senior Notes due in 2023		909.9
6 5/8% Senior Notes due in 2023		500.0

		2,526.2

Videotron Ltd.
Revolving credit facility due in 2018 (availability: $575)		—
Export Financing due in 2018		48.2
6 3/8% Senior Notes due in 2015		186.0
9 1/8% Senior Notes due in 2018		353.4
7 1/8% Senior Notes due in 2020		300.0
6 7/8% Senior Notes due in 2021		300.0
5% Senior Notes due in 2022		850.9
5 5/8% Senior Notes due in 2025		400.0

		2,438.5

TVA Group Inc.
Revolving credit facility due in 2017 (availability: $100)		—
Term Loan due in 2014		75.0

		75.0

Other debt		0.5

Total Quebecor Media Inc.		$5,040.2

TOTAL LONG TERM DEBT		$5,140.7

Bank indebtedness		0.5
Exchangeable debentures – QI		2.1
Convertible debentures (cost if settled in cash at maturity) – QI1		549.4
Liability related to cross-currency interest rate swaps (FX rate differential) – QI2		—
Liability related to cross-currency interest rate swaps (FX rate differential) – QMI[2]		21.3

Cash and cash equivalents (including cash held in trust):
Quebecor Inc.		—
Quebecor Media Inc.		476.6
Videotron Ltd.	$322.5
Other 100% owned subsidiaries	146.4
TVA Group Inc.	7.7

		$476.6

[1]

Based on the market value of a number of shares obtained by dividing the outstanding principal amount by the market price of a Quebecor Inc. Class B share on December 31, 2013, subject to a floor price of $19.25 and a ceiling price of $24.0625.

[2]	Classified as “Derivative financial instruments” in Quebecor Media Inc. and Quebecor Inc.’s balance sheets.

TELECOMMUNICATIONS

Supplementary Disclosure

December 31, 2013

Operating Results

	2013				2012
	Dec 31	Sep 30	Jun 30	Mar 31	Dec 31
Homes Passed (‘000)	2,742.5	2,733.4	2,723.8	2,710.0	2,701.2
Basic Subscribers (‘000)	1,825.1	1,830.4	1,832.4	1,849.2	1,855.0
Basic Penetration	66.5%	67.0%	67.3%	68.2%	68.7%
Digital Set-Top Boxes (‘000)	2,492.4	2,450.1	2,413.2	2,395.9	2,345.2
Digital Subscribers (‘000)	1,531.4	1,517.6	1,502.0	1,500.3	1,484.6
Digital Penetration	83.9%	82.9%	82.0%	81.1%	80.0%
Cable Internet Subscribers (‘000)	1,418.3	1,408.2	1,395.4	1,397.3	1,387.7
Cable Internet Penetration	77.7%	76.9%	76.2%	75.6%	74.8%
Cable Telephony Subscribers (‘000)	1,286.1	1,281.2	1,274.7	1,274.0	1,264.9
Cable Telephony Penetration	70.5%	70.0%	69.6%	68.9%	68.2%
Internet over Wireless (‘000)	7.2	7.1	7.8	7.0	7.1
Mobile Telephony Subscribers (‘000)	503.3	478.0	451.1	420.9	402.6
Revenue Generating Units (‘000)	5,040.0	5,004.9	4,961.4	4,948.4	4,917.3

	4th Quarter			Full Year
	2013	2012	VAR	2013	2012	VAR
(in millions)
Revenues	$693.2	$668.6	3.7%	$2,711.8	$2,597.8	4.4%
Cable Television	276.3	274.4	0.7%	1,090.3	1,079.3	1.0%
Internet	209.9	195.6	7.3%	818.4	772.5	5.9%
Cable Telephony	118.7	116.3	2.1%	473.8	454.9	4.2%
Mobile Telephony	59.6	48.1	23.9%	220.6	171.6	28.6%
Business Solutions	15.8	16.2	-2.5%	63.5	64.9	-2.2%
Other	12.9	18.0	-28.3%	45.2	54.6	-17.2%

EBITDA	$322.4	$304.8	5.8%	$1,284.8	$1,203.7	6.7%
EBITDA Margin (%)	46.5%	45.6%		47.4%	46.3%

Additions to PP&E and Intangible Assets (NCTA Standard Reporting Categories)
Customer Premise Equipment	$52.1	$67.2		$231.5	$247.1
Scalable Infrastructure	44.8	46.4		162.2	235.6
Line Extensions	17.7	16.2		52.9	54.5
Upgrade / Rebuild	13.6	20.2		66.1	107.0
Support Capital and Other	21.1	32.1		85.7	101.2

Total	$149.3	$182.1	-18.0%	$598.4	$745.4	-19.7%

Cable Television ARPU	$50.40	$49.31		$49.44	$48.59
Total ARPU	$121.22	$114.02		$118.03	$111.57
Mobile Telephony Acquisition Costs	$541	$476

NEWS MEDIA

Supplementary Disclosure

December 31, 2013

Operating Results

	4th Quarter			Full Year
	2013	2012	VAR	2013	2012	VAR
Linage (‘000)
Urban Dailies	33,321	35,228	-5.4%	129,598	140,770	-7.9%

(in millions)
Revenues	$204.5	$222.7	-8.2%	$784.2	$875.5	-10.4%
Advertising	122.8	142.0	-13.5%	479.4	564.0	-15.0%
Circulation	39.1	40.8	-4.2%	157.2	163.8	-4.0%
Digital	10.7	11.3	-5.3%	37.4	42.0	-11.0%
Other	31.9	28.6	11.5%	110.2	105.7	4.3%

Urban Dailies	$107.7	$119.6	-9.9%	$421.3	$469.1	-10.2%
Community Newspapers	$66.0	$75.1	-12.1%	255.1	296.4	-13.9%
Other	79.4	84.6	-6.1%	295.7	331.6	-10.8%
Eliminations	(48.6)	(56.6)	n.m.	(187.9)	(221.6)	n.m.

EBITDA	$44.6	$37.4	19.3%	$97.7	$105.1	-7.0%
EBITDA Margin (%)	21.8%	16.8%		12.5%	12.0%

Change in Newsprint Expense			-14.1%			-16.6%

QUEBECOR INC.

Supplementary Disclosure

December 31, 2013

Shares Held in Subsidiaries

	Number of shares	Equity (%)	Voting (%)
Shares held by Quebecor Inc.

Quebecor Media Inc.	77,812,366	75.4%	75.4%

Shares held by Quebecor Media Inc.

TVA Group Inc.	12,229,071	51.4%	99.9%

QUEBECOR INC.

Supplementary Disclosure

December 31, 2013

Note to Investors

Note to Investors

Investors should note that this Supplementary Disclosure document presents financial information for Quebecor Inc. on a consolidated basis as well as for Quebecor Media Inc. and two of its reporting segments: Telecommunications and News Media. The financial figures included in this document are reported in Canadian dollars.

Detailed Financial Information

For a detailed analysis of Quebecor Inc.’s results for the financial year 2013, please refer to the Management Discussion and Analysis and Consolidated Financial Statements of Quebecor Inc., available on the Company’s website at http://www.quebecor.com/en/quarterly_doc_quebecor_inc or from the SEDAR filing service at http://www.sedar.com.

Non-IFRS Financial Measures

The non-IFRS financial measures used by the Corporation to assess its financial performance, such as adjusted income from continuing operations, cash flows from segment operations, free cash flows from continuing operating activities of the Quebecor Media subsidiary, and average monthly revenue per user (“ARPU”), are not calculated in accordance with or recognized by IFRS. The Corporation’s method of calculating these non-IFRS financial measures may differ from the methods used by other companies and, as a result, the non-IFRS financial measures presented in this document may not be comparable to other similarly titled measures disclosed by other companies. We refer investors to our Management Discussion and Analysis for the financial year 2013 under “Non-IFRS Financial Measures” for a complete description of these measures as well as a reconciliation to the most directly comparable measure calculated in accordance with IFRS.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

QUEBECOR MEDIA INC.

By:	/s/ Claudine Tremblay
Claudine Tremblay Vice-President and Secretary

Date: March 14, 2014